FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2004

Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  NA

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Press release entitled, “MU, Peak Concurrent Users Reach Record High of 80,000 in Korea”, January 15, 2004.

Item 1

PRESS RELEASE (For Immediate Release)

MU, Peak Concurrent Users Reach Record High of 80,000 in Korea

Seoul, Korea (January 15, 2004) –Webzen Inc. announced today that the number of peak concurrent users for MU in Korea reached over 80,000, the highest record to date. After surpassing the 70,000 mark in November of last year, the figure has risen steadily in the last two months. In anticipation of large-scale updates planned for this year, Webzen recently introduced new character system enhancement features as well as special promotional events, which enjoyed high levels of participation by players of all levels. Cable game programs featuring MU, televised over the winter vacation period, have also been key to attracting new users.

Through these successful content updates and marketing initiatives, the loyal user base of MU continues to expand steadily. According to the weekly data provided by Gametrics (www.gametrics.com), a game research firm based in Seoul, the average number of hours played by MU users in internet cafes was the highest relative to other online role playing games, including Lineage and Lineage II.

With large-scale updates scheduled to be released this year, the growth trend for MU in Korea is expected to continue. Webzen’s overseas royalty revenues are also expected to increase this year, as the Company prepares for the commercial launch of MU in Japan and Thailand. MU is currently in open-beta testing in both Japan and Thailand.

In early February, the Company intends to announce its FY2003 results as well as its strategic and financial goals for this year.

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Grace Lee
Investor Relations
(822) 3498-6813

Private Securities Litigation Reform Act Safe Harbor Statement Except for the historical and present factual information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the increasing user base in Korea, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the investment cannot be fully realized, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Webzen Inc.'s reports filed with the SEC. Webzen Inc. disclaims any responsibility to update these forward-looking statements.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15 , 2004

Webzen Inc.
By:	/s/ Won Seon Kim
	Name:	Won Seon Kim
	Title:	Chief Financial Officer